NCI Building Systems, Inc.
10943 North Sam Houston Parkway West
Houston, TX 77064

September 17, 2018

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Mr. Sergio Chinos

Re: NCI Building Systems, Inc.

Proxy Statement on Form PREM14A
Filed August 9, 2018
File No. 001-14315

Dear Mr. Chinos:

We hereby submit the responses of NCI Building Systems, Inc. (the “Company” or “NCI”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated September 5, 2018 (the “Comment Letter”), providing the Staff’s comments with respect to the Company’s Proxy Statement on Form PREM14A (the “Preliminary Proxy ”). For the convenience of the Staff, each of the Staff’s comments is included in this letter and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Concurrently with the delivery of this response letter, the Company is electronically transmitting Amendment No. 1 to the Preliminary Proxy (the “Amendment”) for filing under the Securities Exchange Act of 1934, as amended. The Amendment includes revisions made in response to the comments of the Staff in the Comment Letter, as well as additional changes required to update the disclosure contained in the Proxy Statement. To facilitate the Staff’s review, we have also provided, on a supplemental basis, a copy of the Amendment that has been marked to show changes made to the Preliminary Proxy. All references in this letter to page numbers and captions correspond to the page numbers and captions in the Amendment, unless otherwise noted.

Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Preliminary Proxy or the Amendment, as applicable.

U.S. Securities and Exchange Commission
September 17, 2018

Form PREM 14A filed August 9, 2018

General

1.	Please provide an analysis regarding the availability of the exemption contained in Section 4(a)(2) for the issuance of the 58,709,067 shares in the merger.

Response: The shares being issued in the merger are exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), because the issuance of such shares does not involve a “public offering” within the meaning of Section 4(a)(2) (“Section 4(a)(2)”) of the Securities Act and because the shares are being issued in compliance with the safe harbor provisions of Rule 506(b) of Regulation D under the Securities Act (“Rule 506”).

Section 4(a)(2) exempts from registration transactions by an issuer not involving any “public offering.” In addition, Rule 506(b) provides a “safe harbor” whereby issuances of securities that meet the requirements of that provision are deemed to be transactions not involving any public offering within the meaning of Section 4(a)(2).

NCI advises the Staff that:

•	NCI has not engaged in any general solicitation or general advertising in connection with the proposed issuance of shares in the merger to holders (the “Holders”) of equity interests in the Company’s merger partner, Ply Gem Parent, LLC (“Ply Gem”). The Holders are the only persons receiving shares in the merger, and NCI has been advised by Ply Gem that there are currently no more than 30 Holders.

•	NCI reasonably believes, and has taken reasonable steps to confirm, that each Holder is an “accredited investor” (as defined in Rule 501 of Regulation D under the Securities Act). Specifically, at the Company’s request, Ply Gem represented to NCI in the Merger Agreement that:

o	“For each Holder, either (A) [Ply Gem] has received and transmitted to [NCI] an investor questionnaire certifying that such Holder is an Accredited Investor or (B) such Holder has represented in the [Amended and Restated Limited Liability Company Agreement of Ply Gem, dated as of April 13, 2018] that such Holder is an Accredited Investor . . .”

Accordingly, NCI believes it has complied with Rule 506(b).

U.S. Securities and Exchange Commission
September 17, 2018

Supplementally, the Staff is advised that Ply Gem has informed NCI that there are 14 former shareholders of Atrium Corporation, which was acquired by Ply Gem on April 12, 2018 (the “Ply Gem-Atrium Merger”), who have not submitted a letter of transmittal to Ply Gem in connection with the Ply Gem-Atrium Merger, and who may, upon submitting a duly executed letter of transmittal, become Holders (“Late-Acquiring Holders”). Because such Late-Acquiring Holders would have become Holders subsequent to the investment decision by Ply Gem Holders (which occurred with the approval of the merger by Ply Gem’s board and investors and the execution of the Merger Agreement) and thus subsequent to the completion of the private placement, NCI believes such persons would not count as “purchasers” for purposes of Rule 506(b). In addition, even if (i) all 14 of such former Atrium Corporation shareholders were to become Late-Acquiring Holders and (ii) none of such Late-Acquiring Holders were accredited investors, NCI reasonably believes that there would not be more than 35 non-accredited investor Holders, given NCI’s reasonable belief that each of the current Holders is an accredited investor. Atrium Corporation was privately held, and shares of Atrium Corporation were not publicly traded, prior to the Ply Gem-Atrium merger.

In the event that (1) the Staff were to disagree with the foregoing view, (2) former Atrium investors were to become Holders prior to closing of the merger and (3) the Staff were to determine NCI does not have a reasonable belief that such Late-Acquiring Holders are accredited investors, NCI will take the appropriate steps to comply with Rule 506(b).

Unaudited Pro Forma Condensed Combined Financial Information

Note 4 – Accounting Policies, page 111

2.	We note your disclosure that you will review Ply Gem’s accounting policies that may result in the identification of differences in accounting policies that could have a material impact. While we understand the analysis to date may not have been as comprehensive as will be required when you complete the business combination, it is unclear how or why your process would not be expected to identify material differences. Please revise your disclosures to provide a better understanding of the procedures used to identify materially differing accounting policies, along with what additional procedures you will perform once the business combination is completed and why you are not able to perform those procedures for purposes of preparing the pro forma financial statements.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 116 of the Amendment in relation to Note 4.

Note 6 – Pro Forma Adjustments, page 112

3.	For Note 6.k., please disclose the loan amount along with the interest rate used to provide shareholders with sufficient information to understand how the adjustment was calculated. Please refer to Article 11-02(b)(6) of Regulation S-X for guidance.

U.S. Securities and Exchange Commission
September 17, 2018

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 118 and 119 of the Amendment in relation to Note 6.k.

Note 7 – Ply Gem-Atrium Merger Pro Forma Adjustments, page 114

4.	Please expand your disclosures to clarify the ownership interest of the Sponsor Fund X Investor and the GGC Investors of Ply Gem and Atrium before the merger and for the combined entity. Please refer to ASC 805-10-50-2.c. for guidance.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 119 of the Amendment in relation to Note 7.

5.	We note your disclosure regarding the potential for identifying additional differences in accounting policies that could have a material impact. While we understand that you are four months into your acquisition accounting process, it is unclear how or why your process would not be expected to at least identify all material adjustments. Please revise your disclosures to provide a better understanding of the procedures used to identify materially differing accounting policies, along with what additional procedures are remaining to be performed and why you are not able to perform those procedures for purposes of preparing the pro forma financial statements.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 122 of the Amendment in relation to Note 7.

6.	For Note 7.q., please disclose the estimated fair value for each category of tangible assets, given the variation in useful lives, along with a discussion for how the useful lives were estimated considering the decrease in depreciation expense compared to historical amounts.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 127 of the Amendment in relation to Note 7.c (formerly Note 7.q.).

7.	For Note 7.f., please provide a qualitative description of the factors that make up the goodwill in accordance with ASC 805-30-50-1.a. Please also provide the disclosures required by ASC 805-30-50-1.e.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 121 of the Amendment in relation to Note 7.

8.	Please expand your disclosures regarding the preliminary nature of the purchase price allocation to provide the information required by ASC 805-20-50-4A. This expanded disclosure should include an explanation for the certain Ply Gem deferred tax assets, valuation allowance and tax receivable agreement liability. In addition, please tell us whether you have completed an assessment of Atrium’s net operating loss carryforwards deferred tax asset of $128.2 million that Atrium had recognized a full valuation allowance and what the result of your assessment is currently.

U.S. Securities and Exchange Commission
September 17, 2018

Response: In conjunction with the preparation of its interim financial statements as of and for the six months ended June 30, 2018, Ply Gem Midco, Inc. (“Midco”) management prepared its preliminary purchase accounting analysis to record all assets and liabilities at fair value, as of April 12, 2018, which is included within the balance sheet as of June 30, 2018. Accordingly, Midco has removed the adjustments from the pro forma condensed combined balance sheet included in the proxy statement. Midco management continues to evaluate the inputs and assumptions used to determine the fair values of the assets acquired and liabilities assumed in accordance with ASC 805-10-25-13 through 19. However, Midco management believes all material fair value adjustments have been recorded in the balance sheet as of June 30, 2018.

Additionally, Midco has included the below disclosure on page F-99 of its interim financial statements as of and for the six months ended June 30, 2018 to address its accounting for the Midco deferred tax assets and the reversal of Atrium’s full valuation allowance:

“As of the acquisition date and as of June 30, 2018, Ply Gem was in a net deferred tax liability position, which was evaluated with Atrium's existing net deferred tax liability position as of June 30, 2018 and considering Atrium's full valuation allowance position. As a result of the deferred tax liabilities recognized in connection with the Merger and related purchase accounting, Atrium's full valuation allowance was reversed through goodwill in purchase accounting.”

In response to the Staff’s comment, Midco has amended its disclosure on page 121 of the Amendment to reflect the above comments raised by the Staff.

9.	Please provide disclosure that explains why the $602.4 million preliminary purchase price for Atrium exceeds the $389.6 million cash payment for the consideration for Atrium included in Note 7.b. Please also refer to the disclosure requirements for noncontrolling interest in ASC 805-20-50-1.e. with regards to your disclosure in Note 7.m.iv.

Response: In response to the Staff’s comment, Ply Gem has revised the disclosure on page 121 of the Amendment to clarify that in addition to the cash consideration paid, the total purchase consideration for Atrium also includes equity in Ply Gem Parent, LLC valued at $212.8 million issued to Atrium’s former equityholders.

In response to the Staff’s comment referring to the disclosure requirements for noncontrolling interests in accordance with ASC 805-20-50-1.e, Ply Gem notes that the equity issued to Atrium’s former equityholders is in Ply Gem Parent, LLC and is not retained equity in Atrium. Subsequent to the Ply Gem / Atrium Merger, Atrium became a wholly-owned subsidiary of Ply Gem Midco. Accordingly, Ply Gem Midco does not have a non-controlling interest and ASC 805-20-50-1.e. is not applicable.

U.S. Securities and Exchange Commission
September 17, 2018

10.	For Note 7.u., please disclose the loan amount along with the interest rate used to provide shareholders with sufficient information to understand how the adjustment was calculated. Please refer to Article 11-02(b)(6) of Regulation S-X for guidance.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 128 and 129 of the Amendment in relation to Note 7.h (formerly Note 7.u).

Index to Financial Statements, page F-1

11.	Please provide updated financial statements in accordance with Article 3-12(g) of Regulation S-X.

Response: Updated financial statements for NCI as of and for the nine months ended July 29, 2018 have been incorporated by reference in the Amendment. Additionally, updated financial statements for Ply Gem Midco, Inc. and its subsidiaries as of June 30, 2018 and for the periods January 1, 2018 to April 12, 2018 (predecessor) and April 13, 2018 to June 30, 2018 (successor) have been included within the Amendment.

Summary of Significant Accounting Policies, page F-60

12.	Please remove the references to your 2017 Annual Report on Form 10-K, as it is not incorporated by reference. Please also address this in your Management’s Discussion and Analysis of Financial Condition and Results of Operations section.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages F-89 of the Amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page F-84

13.	Please provide a discussion and analysis of your consolidated and segment results, liquidity and capital resources for each of the annual periods presented. Please also address this comment for Atrium Corporation.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages F-57 to F-84 and F-170 to F-182 of the Amendment. The Company has also included a discussion and analysis of segment results for Ply Gem for each of the annual periods presented. We respectfully advise the Staff that Atrium Corporation was a private company and as such did not previously disclose segment results within its financial statements or Management’s Discussion and Analysis.

U.S. Securities and Exchange Commission
September 17, 2018

14.	Please include your disclosures for the critical judgments and estimates made in the preparation of your consolidated financial statements and contractual obligations rather than referring to your 2017 Annual Report on Form 10-K, as it is not incorporated by reference.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages F-59 to F-63 of the Amendment.

Quantitative And Qualitative Disclosures About Market Risk, page F-94

15.	Please expand your disclosures to include information for fiscal year 2017 in addition to the quarter ended March 31, 2018. Please also address this comment for Atrium Corporation.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages F-83 to F-84, F-139, F-181 to F-182 and F-233 of the Amendment.

Report of Independent Certified Public Accountants, page F-97

16.	Please request your independent registered public accountant to provide you with a report that complies with the format and language required in Auditing Standard 3101.

Response: We respectfully advise the Staff that Audited Standard 3101 is not applicable to the audited financial statements of Atrium Corporation that are included in the Preliminary Proxy because Atrium Corporation is a non-issuer entity whose financial statements are included in the Preliminary Proxy.

Item 14(c)(2) of Schedule 14A requires the Company to furnish the information about the target in accordance with Part C of Form S-4. Atrium Corporation’s financial statements are being provided to satisfy Item 17 of Form S-4. The requirements of Form S-4 as it relates to the financial statements of Atrium Corporation are also addressed in the Division of Corporation Finance’s Financial Reporting Manual (“FRM”) in Section 2200.4. The related audit report requirements are addressed in the table included in FRM Section 4110.5, row 5, which indicates the auditor’s report that is required by Auditing Standard 3101 is not required to refer to PCAOB standards for a non-issuer entity whose financial statements are included in a proxy statement or Form S-4. Accordingly, we believe an audit completed and reported on in accordance with AICPA standards is sufficient for the purposes of accompanying Atrium Corporation’s financial statements in the Company’s Preliminary Proxy.

U.S. Securities and Exchange Commission
September 17, 2018

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (281) 897-7500 or Mark Gordon of Wachtell, Lipton, Rosen & Katz at (212) 403-1343.

Sincerely,

NCI Building Systems, Inc.

By:	/s/ Bradley S. Little
	Name:	Bradley S. Little
	Title:	Vice President, Finance and Chief Accounting Officer, Interim Chief Financial Officer and Treasurer

cc:	Mark Gordon, Esq.